iBIZ Technology Corp.
                           1919 West Lone Cactus Drive
                             Phoenix, Arizona 85021


                                                     December 10, 2001



United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Marc P. Shuman, Esq.
         Special Counsel

         Re:      iBiz Technology Corp.,
                  Form SB-2
                  File No. 333-74496

Dear Mr. Shuman:

     I refer to iBiz Techonlogy Corp.'s Form SB-2 filed on December 4, 2001 with the Securities and Exchange Commission, File No. 333-74496, and write to amend same. iBiz Technology Corp. inadvertently omitted a provision for Delaying Amendments as required by Rule 473 of the Securities Act of 1933. Accordingly, iBiz Technology Corp. hereby amends its Form SB-2 to include the following provision for Delaying Amendments:

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

         We apologize for any inconvenience this may have caused.

                                                     Sincerely,


                                                 /s/ Kenneth Schilling
                                                     Kenneth Schilling
                                                     President